

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 24, 2010

Thurman K. Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

      Re: **Cirrus Logic, Inc.**
                Form 10-K for the Fiscal Year Ended March 28, 2009
                Filed June 1, 2009
                File No. 000-17795

Dear Mr. Case:

    We have completed our review of your Form 10-K and related filings and have no further comments.

                        Sincerely,

                        Jay Mumford
                        Senior Attorney